EXHIBIT 10.1

AMENDMENT NUMBER SEVEN
TO
LOAN AND SECURITY AGREEMENT

This AMENDMENT NUMBER SEVEN, dated as of April 23, 2007, (this "Amendment") is an amendment to the Loan and Security Agreement, dated as of April 18, 2003, by and between Shoe Pavilion Corporation, a Washington corporation (the "Borrower") and Wells Fargo Retail Finance, LLC, as "Lender", as amended by that Amendment Number One to Loan and Security Agreement dated as of September 24, 2004 by and between the Borrower and the Lender, as amended by that Amendment Number Two to Loan and Security Agreement dated as of May 12, 2005 by and between the Borrower and the Lender, as amended by that Amendment Number Three to Loan and Security Agreement dated as of August 11, 2005, as amended by that Amendment Number Four to Loan and Security Agreement dated as of March 15, 2006 by and between the Borrower and the Lender, as amended by that Amendment Number Five to the Loan and Security Agreement dates as of October 30, 2006, as amended by that Amendment Number Six to Loan and Security Agreement dated as of December 11, 2006 between the Borrower and the Lender (as further amended from time to time, the "Loan Agreement"). All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement.

The Borrower has requested that the Lender agree to certain modifications of the Loan Agreement as set forth herein. The Lender is prepared to agree to the Borrower's request on the terms and conditions contained herein.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the undersigned hereby agrees as follows:

1.   Schedule 6.2(c)(i)(A). Schedule 6.2(c)(i)(A) of the Loan Agreement shall be deleted in it entirety and the following shall be substituted therefor: "(A) Inventory Summary Report by Department".

2.   Schedule 6.2(c)(v). Clause (ii) of the Schedule 6.2(c)(v) of the Loan Agreement shall be deleted in its entirety and the following shall be substituted therefor: "(ii) stock ledger or perpetual roll-forward (includes sales, purchases, beginning-of-month Inventory, end-of-month Inventory);".

3.   Acknowledgement of Obligations by Borrower. The Borrower confirms and agrees that (a) all representations and warranties contained in the Loan Agreement and in the other Loan Documents are on the date hereof true and correct in all material respects, and (b) it is unconditionally liable for the punctual and full payment of all Obligations, including, without limitation, all reasonable charges, fees, expenses and costs (including attorneys' fees and expenses) under the Loan Documents, and that the Borrower has no defenses, counterclaims or setoffs with respect to full, complete and timely payment of all Obligations.

4.	<u>Ratification of Financing</u>. The Borrower confirms that the Loan Agreement and the Loan Documents remain in full force and effect without amendment or modification of any kind, except for the amendments explicitly set forth herein. This Amendment shall be deemed to be one of the Loan Documents and, together with the other Loan Documents, constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior dealings, correspondence, conversations or communications between the parties with respect to the subject matter hereof. This Amendment shall be considered a Loan Document and, without in any way limiting the application of other provisions of the Loan Agreement, this Amendment shall be governed by the provisions of Articles 13, 15 and 16 of the Loan Agreement. No further amendment to the Loan Agreement shall be made except by a writing signed by all parties to the Loan Agreement.

5.	<u>Representations, Warranties and Covenants</u>. The Borrower and Guarantor, jointly and severally, represents, warrants and covenants with and to the Lender as follows, which representations, warranties and covenants are continuing and shall survive the execution and delivery hereof, the truth and accuracy of, or compliance with each, together with the representations, warranties and covenants in the other Loan Agreements, being a continuing condition of the making or providing any loans or Letters of Credit by the Lender to Borrower:

> **This Amendment has been duly authorized, executed and delivered by all necessary action of the Borrower and Guarantor, and is in full force and effect, and the agreements and obligations of the Borrower and Guarantor contained here constitute legal, valid and binding obligations of the Borrower enforceable against the Borrower and Guarantor in accordance with its terms.**

> **After giving effect to this Amendment, there is no Event of Default under the Loan Agreement or any of the Loan Documents.**

6.	<u>Conditions Precedent</u>. This Amendment shall become effective upon satisfaction of each of the following conditions precedent or waiver of such conditions by the Lender:

> **Receipt by Lender of this Amendment duly executed by the Borrower and Lender.**

> **Receipt by Lender of the Acknowledgment and Consent duly executed by Guarantor.**

> **All representations and warranties contained herein shall be true and correct in all material respects.**

> **After giving effect to this Amendment, no Default or Event of Default shall have occurred and be continuing.**

7.	<u>Miscellaneous</u>. Section and paragraph headings herein are included for convenience of reference only and shall not constitute a part of this Amendment for any other purpose. **This Amendment shall be governed by, and construed in accordance with, the laws of the State of California**.

8.   Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original hereof and submissible into evidence and all of which together shall be deemed to be a single instrument. In making proof of this Amendment, it shall not be necessary to produce or account for more than one counterpart thereof signed by each of the parties hereto. Delivery of an executed counterpart of this Amendment by facsimile or other electronic method of transmission shall have the same force and effect as delivery of an original executed counterpart of this Amendment.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their authorized officers as of the day and year first above written.

WELLS FARGO RETAIL FINANCE, LLC
(the "Lender")

By: __/s/ ROBERT C. CHAKARIAN_____
Name: Robert C. Chakarian
Title: VP

BORROWER:

SHOE PAVILION CORPORATION

By:___/s/ BRUCE L. ROSS_____
    Name: Bruce L. Ross
    Title: EVP & CFO

ACKNOWLEDGEMENT AND CONSENT

The undersigned, as a party to one or more Loan Documents, as defined in the Loan and Security Agreement, dated as of April 18, 2003, as heretofore amended (the "Loan Agreement"), by and between Shoe Pavilion Corporation, a Washington corporation (the "Borrower") and Wells Fargo Retail Finance, LLC, a Delaware limited liability company, as lender (the "Lender"), hereby (i) acknowledges and consents to Amendment Number Seven dated as of April 23, 2007, to Loan Agreement (the "Amendment", all terms defined therein being used herein as defined therein), to which this Acknowledgement and Consent is attached, together with all prior amendments to the Loan Agreement; (ii) confirms and agrees that the General Continuing Guaranty dated as of April 18, 2003 to which the undersigned is a party is, and shall continue to be, in full force and effect and is ratified and confirmed in all respects; (iii) confirms and agrees that the Loan Agreement together with each other Loan Document to which the undersigned is a party is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects; and (iv) confirms and agrees that to the extent that any such Loan Document purports to assign or pledge to the Lender, or to grant to the Lender a security interest in or lien on, any collateral as security for the obligations of the Borrower and Guarantor from time to time existing in respect of the Loan Documents, such pledge, assignment and/or grant of a security interest or lien is hereby ratified and confirmed in all respects as security for all obligations of the Borrower and the undersigned, whether now existing or hereafter arising.

SHOE PAVILION CORPORATION   Dated: April 23, 2007

By:__/s/ DMITRY BEINUS_____
    Name: Dmitry Beinus
    Title: Chairman & CEO

Signature Page to Acknowledgment and Consent to Amendment Number Seven